

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

Mr. James A. Edmiston
Chief Executive Officer
Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077

> **Re:** **Harvest Natural Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A Filed April 9, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 001-10762**

Dear Mr. Edmiston:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   Where the same issues or disclosure appear in more than one location, make parallel revisions throughout your document to avoid the need for us to issue repetitive comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Executive Summary, page 1

2.   Please expand your disclosure to include an organizational chart which illustrates the various consolidated entities and unconsolidated affiliates as well as the ownership percentages and relationships.

Reserves, page 4

3.   We note that you disclose probable and possible reserves. Please provide a brief discussion of the increased uncertainty related to such reserves estimates. See Item 1202(a)(5) of Regulation S-K.

4.   As stated in footnote (2) to your reserves table, the reserves you show for Venezuela are based upon HNR Finance's 40% interest in Petrodelta, S.A. However, as disclosed on page 1, you indirectly own only 80% of HNR Finance. Please revise all such reserves disclosure to reflect more precisely your effective 32% interest in Petrodelta, or make clear how the tabular information gives effect to your 80% ownership of HNR Finance. In this regard, we note your disclosure at page S-36.

5.   Expand footnote (1) to clarify that the 1 barrel of oil to six Mcf of natural gas equivalency ratio you describe is different from price equivalency – i.e., that an MBls (as defined) of natural gas will be priced differently than an MBls (as defined) of oil. Address this in light of current crude oil and natural gas prices. In addition, please use a unit of measure other than MBls for your total column, as this measure is already used in your Oil and Condensate column.

6.   Please tell us how recent currency exchange developments in Venezuela have effected or are expected to impact your reserve economic productability price of $56.83 per barrel of oil in relation to the Venezuelan reserves. Please address whether the average prices used to derive your reserve economic productability price are quoted and sold in US Dollars (USD) or whether this amount is derived from non-USD denominated amounts. If derived from non-USD denominated amounts, please disclose the rates you used to convert the non-USD denominated prices as well as your reasoning for such rate. Please also expand your disclosure to address how you expect the recent currency exchange developments in Venezuela to impact your future determination of reserves and your economic productability price.

Production, Prices and Lifting Cost Summary, page 13

7.   We note that the presentation for Venezuela includes 100% of Petrodelta's production. However, Instruction 1 to Item 1204(a) of Regulation S-K indicates that production should include only that which is "owned by the registrant and produced to its interest." Please revise to disclose these amounts on a net to your interest basis, or explain why you believe this presentation complies with the item requirement.

8.   You indicate in footnote (c) that you present operating costs "net of royalty and excluding workovers." Please explain how this is consistent with Item 1204(b)(2) of Regulation   S-K, or revise. Neither of these exclusions appears to constitute an ad valorem or severance tax.

Risk Factors, page 16

We may incur significant indebtedness in the near future, page 17

9.   If it remains an active possibility, provide a cross reference to new and more detailed disclosure regarding the structure of the "Islamic (sukuk) financing" of "approximately $250 million" to which you refer, and clarify further the nature of this type of arrangement for readers who might not be familiar with it. We note that your most recent filing on Form 10-Q continues to refer to this possibility, although it suggests that the timing has changed to the latter half of 2010. The statement in this risk factor and at page 33 in the liquidity discussion that the terms "have not been finalized" suggests that you are in the latter stages of final negotiations with a third party. If that is not the case, explain to us why you feel it is appropriate to include this level of disclosure if it is only one of many financing options being considered.

"PDVSA's failure to timely pay contractors could have an adverse affect on Petrodelta," page 21

10.   Please provide further detail regarding this situation, such as the length of time since the pattern of non-payment first began, any indications of when PDVSA will become and remain current in its payment obligations, and the extent of the actual impact on retaining contractors to provide services for Petrodelta. In this regard, we note that substantially all of your operations are performed by independent contractors.

Results of Operations – Years Ended December 31, 2009 and 2008, page 30

11.   Please expand your disclosure to identify and discuss the nature of and causes for the increase in Petrodelta's accounts receivable. In doing so, please also address the factors that were considered when concluding no allowance for doubtful accounts was necessary.

Critical Accounting Policies – Investment in Equity Affiliates, page 36

12.   Given the currency devaluations and your expectation for diminished dividends in the future, please expand your disclosure to address whether there were any events or circumstances that have caused you to evaluate your investment in Petrodelta for impairment. If so, please expand your disclosure to:

·   discuss those events and circumstances;

·   state the results of your impairment assessment including any significant assumptions; and,

·   address the extent to which you believe future impairments are likely and what developments or changes in assumptions are likely to cause such impairments.

        If you do not believe these events warranted an impairment assessment, tell us why.

Note 1: Organization and Summary of Significant Accounting Policies – Property and Equipment, page S-9

13.   We note you disclose that the disposition of your exploratory well costs is based on whether "management determines that commercial quantities of hydrocarbons have not been discovered." Please modify your disclosure to clarify whether this determination is consistent with and dependent upon your declaration of reserves as that term is defined in Rule 4-10 of Regulation S-X. Please tell us the extent to which management's determination for exploratory well costs differs from the determination of proved reserves.

Exhibits 99.1 and 99.2

14.   We note that your Ryder Scott reports contain inappropriate limitations on reliance by third parties in the "Terms of Usage" section. Please obtain and file revised reports that address the issues discussed separately with Ryder Scott.

Definitive Proxy Statement Filed April 9, 2010

15.   Please confirm in writing that you will comply with the following comments in all future filings. In addition, provide us with draft materials to illustrate how you intend to respond.

General

16.   It does not appear that you have provided disclosure in response to Item 407(c)(2)(vi).
        Please advise or revise.

Executive Officers, page 24

17.   Please expand your biographical disclosures to account for the entire five year period
        required by Item 401(e) of Regulation S-K, filling in all gaps and ambiguities with
        respect to dates and particular positions held during the period. Disclose the month and
        year in which positions changed in each case.

The Role of the Compensation Consultant – Peer Group and Compensation Surveys, page 27

18.   Please provide further disclosure of the process by which you or your consultant "aged"
        the survey data from previous years. Disclose any material assumptions used.

Change of Control, page 32

19.   Please quantify the amounts that would be paid to your CEO and other named executive
        officers in the event the change of control provisions in their executive employment
        agreements are triggered.

Form 10-Q for Quarterly Period Ended June 30, 2010

Management's discussion and analysis – Venezuela, page 22

20.   Please expand your disclosure to further discuss the implications to your consolidated
        subsidiaries and equity method investments of the devaluation of the bolívares fuertes
        (Bs.F). In addition to other items that may be appropriate, please consider disclosing the
        following:

        ·   The rate used for remeasurements prior to the devaluation in the first quarter of 2010
            and how those rates compare to the 4.3 Bs.F per US dollar used subsequent to the
            devaluation;

        ·   Net monetary assets and liabilities that are exposed to exchange rate changes; and

        ·   Whether certain practices or policies have changed or are expected to change in
            response to the devaluation.

For more information please refer to the section of the minutes of the CAQ SEC Regulations Committee meeting on April 6, 2010 titled "SEC Staff Observations Regarding Venezuela" under Item III.B. A copy of the minutes can be found here: http://thecaq.org/resources/secregs/pdfs/highlights/2010_0406_Highlights.pdf. In your response to this comment, please provide us a sample of your proposed expanded disclosure.

In relation to your disclosure regarding Harvest Vinccler on page 7, in addition to the above items, please also disclose the exchange rates used in determining your remeasurement loss, as well as the rate used to remeasure monetary assets and liabilities as of your balance sheet date.

21.   Please expand your management's discussion and analysis to address whether the implementation of the Sistema de Transacciones con Títulos en Moneda Extranjera (SITME) for exchanging bolívares fuertes has impacted or is expected to impact your business activities or investments in Venezuela. In your disclosure, please address whether the SITME impedes or is expected to impede upon the repatriation of dividends received from Petrodelta to US dollars, whether the SITME may prevent you from liquidating your investments in Venezuela, and how those restrictions were considered in assessing whether your assets and investments in Venezuela are impaired. Please also disclose the amount of bolívares fuertes pending government approval for settlement at the official rate as of your balance sheet date and the length of time pending for both your consolidated subsidiaries and for Petrodelta. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

22.   Please tell us whether you consider the implementation of the SITME necessitates disclosure in a risk factor. If so, please provide us with a sample of your proposed risk factor.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-3650, or in his absence, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director